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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  Liquent, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    269129102
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                      (CUSIP Number of Class of Securities)

                               Vincent A. Chippari
                            Information Holdings Inc.
                          2777 Summer Street, Suite 209
                               Stamford, CT 06905
                                 (203) 961-9208
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                November 13, 2001
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                          (Date of Event which Requires
                            Filing of this Schedule)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: /_/



                               Page 1 of 11 Pages
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                                  SCHEDULE 13D

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CUSIP NO.   269129102                                         PAGE 2 OF 11 PAGES
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    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Information Holdings Inc.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /_/
                                                                       (b) /X/
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            WC
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               /_/
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

 NUMBER OF                      0
  SHARES              ----------------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
 OWNED BY
   EACH                         8,755,000
REPORTING             ----------------------------------------------------------
  PERSON                 9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,755,000 (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          /_/

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            48.66%
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    14      TYPE OF REPORTING PERSON*

            CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

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CUSIP NO.   269129102                                         PAGE 3 OF 11 PAGES
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    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Fluid Acquisition Corp.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /_/
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               /_/

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

 NUMBER OF                      0
  SHARES            ------------------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
 OWNED BY
   EACH                         8,755,000
REPORTING           ------------------------------------------------------------
  PERSON                 9      SOLE DISPOSITIVE POWER
   WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,755,000   (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          /_/
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            48.66%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Liquent, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Exchange Act"). The address of the principal executive offices of the Company is 1300 Virginia Drive, Suite 125, Ft. Washington, PA 19034.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed on behalf of Information Holdings Inc., a Delaware corporation ("Parent"), and Fluid Acquisition Corp., a Delaware corporation ("Purchaser" and together with Parent, the "Reporting Persons"). The directors and executive officers of Parent and Purchaser and their respective principal business addresses and principal occupations are set forth on Schedule I hereto.

         (b) The address of the principal business and principal office of each of Parent and Purchaser is 2777 Summer Street, Stamford, CT 06905.

         (c) The principal business of Parent is providing information products and services to professional end-users in intellectual property, scientific and technical information and information technology learning markets. Purchaser was formed solely to effect the transactions described in Item 6 herein.

         (d) None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed on Schedule I hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed on Schedule I hereto, has, during the last five years, been a


                                    4 of 11
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party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the individuals listed in Schedule I is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds required to purchase the Common Stock pursuant to the Merger Agreement (as defined below) will be approximately $43.5 million, and will be furnished from the working capital of Parent. No funds were required to acquire beneficial ownership of the shares of Common Stock reported on this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         On November 13, 2001, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger, dated November 13, 2001 (the "Merger Agreement"). In accordance with the Merger Agreement, Purchaser will commence a tender offer (the "Offer") to acquire all outstanding shares of Common Stock for a price in cash of $2.27 per share. Assuming the Offer is consummated in accordance with its terms, Purchaser expects to then merge with and into the Company (the "Merger"), and each share not previously tendered in the Offer (other than shares as to which dissenter's rights have been perfected) will be converted into the right to receive $2.27 per share. Upon consummation of the Merger, all of the equity interests of the Company will be owned by Parent (other than shares as to which dissenter's rights have been perfected), and the Company will no longer be a reporting company under Section 12 of the Exchange Act nor will any of its equity securities trade in any public market.

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         If Purchaser purchases all of the tendered shares of Common Stock but for some reason the Merger is not consummated, there may be so few remaining stockholders and publicly held shares that (i) the shares may no longer be eligible to be quoted and traded on any securities market or exchange, (ii) there may not be any public trading market for the shares or (iii) the Company may cease making filings with the Securities and Exchange Commission (the "SEC") or otherwise cease being required to comply with the SEC rules relating to publicly held companies.

         The Merger Agreement also provides that promptly upon the purchase by Purchaser of any shares of Common Stock pursuant to the Offer, and from time to time thereafter as shares are acquired by Purchaser, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors multiplied by the percentage that the aggregate number of shares beneficially owned by Parent or Purchaser bears to the number of shares outstanding.

         Parent has begun, and intends to continue, a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, geographic locations, management and personnel to determine what changes would be desirable in order to best organize and integrate the activities of the Company with Parent and its affiliates. Parent expressly reserves the right to make any changes that it deems necessary, appropriate or desirable in light of its review or in light of future developments.

         Except as set forth above or in Item 6 below, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or


                                     6 of 11
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the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of November 13, 2001, by virtue of the Stockholders Agreement (as defined in Item 6), each of the Reporting Persons may be deemed to beneficially own 8,755,000 shares of Common Stock (the "Subject Shares"). As of such date, 8,755,000 shares of Common Stock represented approximately 48.66% of the outstanding shares of Common Stock, based on the 17,988,695 shares of Common Stock outstanding as of such date, as represented by the Company to the Reporting Persons in the Merger Agreement. Pursuant to the Stockholders Agreement, each Stockholder (as defined in Item 6) (i) granted to Parent and Purchaser an irrevocable option (until termination of the Stockholders Agreement) to purchase all of such Stockholder's shares of Common Stock at a purchase price per share of $2.27 per share and (ii) agreed to tender to all shares of such shares pursuant to the Offer.


                                     7 of 11
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         The Reporting Persons do not currently hold any outstanding Shares and in no way should be deemed to be affiliates of, or affiliated with, the Company prior to consummation of the Offer. To the knowledge of the Reporting Persons, except in connection with the beneficial ownership of the Subject Shares by the Reporting Persons described above, no person listed on Schedule I hereto is the beneficial owner of any shares of Common Stock.

         (b) By virtue of the Stockholders Agreement, the Reporting Persons may be deemed to have shared voting power to vote the Subject Shares. None of the Reporting Persons has the power to dispose of or to direct the disposition with respect to any of the Subject Shares. To the knowledge of the Reporting Persons, except in connection with the beneficial ownership of the Subject Shares by the Reporting Persons described above, no person listed on Schedule I hereto is the beneficial owner of any shares of Common Stock.

         (c) Except as set forth above, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the persons set forth on Schedule I hereto.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On November 13, 2001, Parent, Purchaser and the Company entered into the Merger Agreement. In accordance with the Merger Agreement, Purchaser will commence the Offer to acquire all outstanding shares of Common Stock for a price in cash of $2.27 per share. Assuming the Offer is consummated in accordance with its terms, Purchaser expects to then merge with


                                     8 of 11
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and into the Company, and each share not previously tendered in the Offer (other than shares as to which dissenter's rights have been perfected) will be converted into the right to receive $2.27 per share. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

         In connection with the execution of the Merger Agreement, Parent, Purchaser and R. Richard Dool, the Chief Executive Officer of the Company, Christopher B. Hollenbeck, a director of the Company, Adobe Ventures, L.P., Adobe Incentive Partners, L.P., H&Q ESPS Investors, L.P., and H&Q Adobe Ventures Management, L.P. (collectively, the "Stockholders") entered into a Stockholders Agreement, dated as of November 13, 2001 (the "Stockholders Agreement"), pursuant to which, among other things, the Stockholders agreed (i) to vote all shares of Common Stock beneficially owned by them in favor of the Merger and the Merger Agreement and against any Takeover Proposal (as defined in the Merger Agreement) and any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated, (ii) to waive any appraisal rights such holders may have in connection with the Merger, (iii) not to solicit or initiate, or encourage, directly or indirectly, any inquiries regarding the submission of any Takeover Proposal, (iv) not to participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal,
(v) not to transfer the shares of Common Stock owned by them except pursuant to the Offer and (vi) to tender any shares of Common Stock owned by them pursuant to the Offer. Additionally, each Stockholder granted


                                     9 of 11
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to Parent and Purchaser an irrevocable option (until termination of the
Stockholders Agreement) to purchase all of such Stockholder's shares of Common Stock at a purchase price per share of $2.27 per share. Based on the 17,988,695 shares of Common Stock outstanding on November 13, 2001, as represented by the Company in the Merger Agreement, the shares subject to the Stockholders Agreement in the aggregate represent approximately 48.66% of the outstanding shares of Common Stock. As a result of the Stockholders Agreement, the Reporting Persons may be deemed to beneficially own the Subject Shares.

         Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Stockholders Agreement, dated November 13, 2001, by and among Parent, Purchaser and the Stockholders.

         2. Agreement and Plan of Merger Agreement, dated as of November 13, 2001, by and among the Company, Parent and Purchaser.

         3. Joint Filing Agreement, dated as of November 20, 2001, by and between Parent and Purchaser.



                                   10 of 11
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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2001              INFORMATION HOLDINGS INC.


                                       By: /s/ Vincent A. Chippari
                                          --------------------------------------
                                          Name:  Vincent A. Chippari
                                          Title: Executive Vice President and
                                                 Chief Financial Officer



                                       FLUID ACQUISITION CORP.


                                       By: /s/ Vincent A. Chippari
                                          --------------------------------------
                                          Name:  Vincent A. Chippari
                                          Title: Vice President andSecretary


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                                   SCHEDULE I

            INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS
               AND THE EXECUTIVE OFFICERS OF PURCHASER AND PARENT

                  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

         Set forth below is the name, position and present principal occupation of each of the directors and executive officers of Purchaser. The business address of each of such persons is c/o Information Holdings Inc., 2777 Summer Street, Stamford, CT 06905, each of such persons is a citizen of the United States.

                                    PRESENT PRINCIPAL
NAME                             OCCUPATION OR EMPLOYMENT
----                             ------------------------

Mason P. Slaine        Mr. Slaine is the Chief Executive Officer, President,
                       Treasurer and a Director of Purchaser.

Vincent A. Chippari    Mr. Chippari is the Secretary, a Vice President and
                       a Director of Purchaser.

Jay Nadler             Mr. Nadler is a Vice President and Director of Purchaser.







                                      S-1
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                   DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

         Set forth below is the name, position and present principal occupation of each of the directors and executive officers of Parent. Except as otherwise indicated, the business address of each of such persons is c/o Information Holdings Inc., 2777 Summer Street, Stamford, CT 06905, each of such persons is a citizen of the United States.

                                       PRESENT PRINCIPAL
NAME                               OCCUPATION OR EMPLOYMENT
----                               ------------------------

Mason P. Slaine       Mr. Slaine is President, Chief Executive Officer and
                      Director of Parent.

Vincent A. Chippari   Mr. Chippari is Executive Vice President and Chief
                      Financial Officer of Parent.

Mark Clinton          Mr. Clinton is President of Parent's Master Data Center
                      unit.

Jay Nadler            Mr. Nadler is President of Parent's Intellectual Property
                      Group.

Fenton Markevich      Mr. Markevich is President of Parent's CRC Press Unit.

Aneel M. Pandey       Mr. Pandey is the  Chief Executive Officer of Parent's
                      Transcender unit.

Steven Wolfson        Mr. Wolfson is President of Parent's MicroPatent unit.

Michael E. Danziger   Mr. Danziger is a Director of Parent and a consultant in
                      the information and publishing field. Mr. Danziger's business address is P.O. Box 269 Wickatunk, New Jersey
                      07765.

David R. Haas         Mr. Haas is a Director of Parent and a financial
                      consultant in the entertainment and communications industries. Mr. Haas' business address is 45
                      Rockefeller Plaza, Suite 2000, New York, New York 10111.

Sidney Lapidus        Mr. Lapidus is a Director of Parent and is a General
                      Partner of Warburg Pincus & Co. and a Member and
                      Managing Director of E.M. Warburg Pincus & Co., LLC, and his business address is 466 Lexington Avenue, New
                      York, New York 10017.


                                      S-2
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David E. Libowitz     Mr. Libowitz is a Director of Parent and is a General
                      Partner of Warburg Pincus & Co. and a Member and Managing Director of E.M. Warburg Pincus & Co., LLC, and his business address is 466 Lexington Avenue, New York, New York 10017.

John R. Purcell       Mr. Purcell is a Director of Parent and Chairman and Chief
                      Executive Officer of Grenadier Associates Ltd., a venture banking firm. Mr. Purcell's business address is 14155 U.S.
                      Highway 1, Suite 310, Juno Beach, FL, 33408.

















                                      S-3
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                                 EXHIBIT INDEX


99.1 Stockholders Agreement, dated November 13, 2001, by and among Parent, Purchaser and the Stockholders.

99.2 Agreement and Plan of Merger Agreement, dated as of November 13, 2001, by and among the Company, Parent and Purchaser.

99.3 Joint Filing Agreement, dated as of November 20, 2001, by and between Parent and Purchaser.






                                      S-4